EXHIBIT 99.1

Ultrapetrol to Present at the Jefferies Fourth Annual Shipping, Logistics & Offshore Services Conference

NASSAU, Bahamas, Sept. 21, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR) announced today that it will be a presenter at the Jefferies Fourth Annual Shipping, Logistics & Offshore Services Conference in New York on September 25, 2007. Felipe Menendez Ross, President and Chief Executive Officer, will speak to the investment community at 1:00 pm EDT.

The audio and slide presentation webcast from the conference may be accessed live on the following link: http://www.wsw.com/webcast/jeff19/ultr/ . The audio and slide presentation from the conference will be archived through October 2, 2007.

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

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